Brightstar Lottery PLC Registered office: 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS Registered in England and Wales with company number 09127533 BRIGHTSTAR LOTTERY PLC Notice of Annual General Meeting 2026 Tuesday, 12 May 2026 at 3.00 p.m. (BST) Notice of the annual general meeting of Brightstar Lottery PLC, to be held at the registered office of the Company at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS on 12 May 2026 at 3.00 p.m. (BST), is set out in this document. THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor. If you have sold or transferred all your ordinary shares in Brightstar Lottery PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 1 Contents Chairperson’s letter 2 Notice of Annual General Meeting 4 Explanatory notes to the resolutions 8 Notes to the Notice of AGM 14 Appendix A 18 Definitions The following definitions apply throughout this document, unless the context requires otherwise: Act the Companies Act 2006, as amended AGM the annual general meeting of the Company to be held on 12 May 2026 at 3.00 p.m. (BST) Annual Report and Accounts the annual report and accounts of the Company for the financial year ended 31 December 2025, prepared in accordance with the Act Board the board of directors of the Company Company Brightstar Lottery PLC Notice of AGM the notice of AGM included in this document NYSE the New York Stock Exchange ordinary shares ordinary shares of US$0.10 each in the capital of the Company special voting shares special voting shares of US $0.000001 each in the capital of the Company Directors Massimiliano (Max) Chiara Alberto Dessy Enrico Drago Ashley M. Hunter James F. McCann Heather J. McGregor Lorenzo Pellicioli Maria Pinelli Samantha F. Ravich Vincent (Vince) L. Sadusky Marco Sala Gianmario Tondato Da Ruos Maria Angela (Mariangela) Zappia Directions to the venue of the AGM are as follows: BY UNDERGROUND The nearest tube stations to the venue are Moorgate (5 minutes) and Liverpool Street (8 minutes). BY AIR Heathrow Airport – 18 miles / 29 km Taxi from Heathrow – approximately 1 hour 30 minutes Heathrow Express – approximately 1 hour. From Heathrow take the Heathrow Express (usually every 15 minutes) to Paddington train station and then a taxi to the venue (40 minutes), or by tube take the Circle Line (east bound) to Moorgate station (20 minutes). The venue is within walking distance of Moorgate station. Elizabeth Line – approximately 50 minutes. From Heathrow take the Elizabeth Line to Liverpool Street station. The venue is within walking distance. Gatwick Airport – 30 miles / 48 km Taxi from Gatwick – approximately 1 hour 15 minutes Gatwick Express – approximately 1 hour 5 minutes. From Gatwick take the Gatwick Express (usually every 30 minutes) to Victoria train station and then a taxi to the venue (35 minutes), or by tube take the Circle Line (west bound) to Moorgate station (25 minutes). The venue is within walking distance of Moorgate station.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 2 Chairperson’s letter Brightstar Lottery PLC will hold its 2026 annual general meeting at the registered office of the Company at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS on 12 May 2026 at 3.00 p.m. (BST). Instructions on how to get to the venue are available on page 1 of this document. Dear Recipient I have the pleasure of sending you the notice of this year’s AGM. The AGM is an important event and is the Board’s opportunity to present the Company’s 2025 performance to shareholders and to listen and respond to your questions. Business of the meeting The Notice of AGM, including the proposed resolutions, is set out on page 4 onwards of this document. The business of the AGM will include, amongst others, the usual resolutions to receive and adopt the Annual Report and Accounts, to approve the directors’ remuneration report for the year ended 31 December 2025, and to confirm the continued appointment of the directors and the re-appointment of the Company’s auditors. Shareholders’ approval is also being sought to adopt amended articles of association. It is further noted that: • Mariangela Zappia was appointed as a director of the Company effective 19 February 2026; and • Max Chiara has decided to step down from his position as a director of the Company and we wish him well. He will, however, continue to serve as Chief Financial Officer of the Company. Explanatory notes in respect of the resolutions proposed are set out from pages 8 to 13 of this document. A summary of the proposed changes to the articles of association is set out at Appendix A. If you are a shareholder, or you hold your shares through a 401(k) plan and are entitled to hard copy materials, then a hard copy of the Annual Report and Accounts accompanies this document. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-395-6419. The Annual Report and Accounts have also been published and can be viewed on the “Investors” page of www.brightstarlottery.com. Voting at the meeting or by proxy Voting on all resolutions at the AGM will be conducted by way of a poll, as it has been conducted at previous years’ annual general meetings, rather than by way of a show of hands. This method is more representative as shareholder votes are counted according to the number of voting shares held. As always, your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3.00 p.m. (BST) on 8 May 2026 is entitled to vote on the resolutions contained in the Notice of AGM. If you wish to attend the AGM in person, you are asked to please register your intention to attend by emailing AGM@brightstarlottery.com by 8 May 2026. Whilst not a legal requirement, pre-registration would greatly assist us in planning and implementing arrangements for the AGM. Please arrive in good time to allow for registration prior to being admitted to the meeting. If you would like to vote on the resolutions but do not intend to attend the AGM in person, please appoint another person who can attend the meeting on your behalf (including the chairperson of the meeting) as proxy by completing the proxy form or voting instruction form which accompanies the Notice of AGM and returning it according to the instructions on the form, or by following one of the electronic proxy appointment methods referred to in the Notes to the Notice of AGM on page 14. Proxy appointments should be completed as soon as possible and must be received by no later than 3.00 p.m. (BST) on 8 May 2026. Completion and return of a proxy form, or appointment of a proxy by one of

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 3 the other methods referred to in the Notes to the Notice of AGM, will not, however, prevent you from attending the AGM and voting in person should you wish to do so. Further details relating to voting by proxy are set out in the Notes to the Notice of AGM on page 14. As soon as practicable following the AGM, the result of the voting at the AGM will be published on the “Investors” page of www.brightstarlottery.com and filed with the U.S. Securities and Exchange Commission. Questions and answers If shareholders are not intending to attend on the day, but would like to ask a question relating to the business of the AGM, questions can be submitted in advance of the meeting by post (Attention: AGM – Company Secretary, Brightstar Lottery PLC, 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS) or by email (AGM@brightstarlottery.com). Responses will be made via return email and/or published as soon as possible on the “Investors” page of www.brightstarlottery.com. Recommendation The Board considers that the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour of all the resolutions. On behalf of the Board, I would like to thank you for your continued support. Yours sincerely, Marco Sala Executive Chair 2 April 2026

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 4 Notice of Annual General Meeting Notice is hereby given that the annual general meeting of Brightstar Lottery PLC (the “Company”) will be held at the registered office of the Company at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS on 12 May 2026 at 3.00 p.m. (BST) (the “AGM”), to consider and, if thought fit, pass the following resolutions. Resolutions 1 to 18 (inclusive) and Resolution 21 will be proposed as ordinary resolutions. For each of those resolutions to be passed, more than 50% of the votes cast must be in favour of the resolution. Resolutions 19, 20 and 22 will be proposed as special resolutions. For each of those resolutions to be passed, at least 75% of the votes cast must be in favour of the resolution. Ordinary resolution: Annual Report and Accounts 1 THAT the annual report and accounts of the directors and the auditors for the financial year ended 31 December 2025 (the “Annual Report and Accounts”) be received and adopted. Ordinary resolution: Directors’ remuneration report 2 THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) for the financial year ended 31 December 2025 set out in the Annual Report and Accounts be approved. Ordinary resolution: Continued appointment of directors 3 THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 4 THAT Enrico Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 5 THAT Ashley M. Hunter, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 6 THAT James F. McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 7 THAT Heather J. McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 8 THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 9 THAT Maria Pinelli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 10 THAT Samantha F. Ravich, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 11 THAT Vincent L. Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 5 12 THAT Marco Sala, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 13 THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 14 THAT Maria Angela Zappia, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. Ordinary resolution: Re-appointment of auditors 15 THAT PricewaterhouseCoopers LLP be re-appointed as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which the annual report and accounts are laid before the Company. Ordinary resolution: Remuneration of auditors 16 THAT the Board or its audit committee be authorised to determine the auditors’ remuneration. Ordinary resolution: Political donations 17 THAT, in accordance with section 366 and section 367 of the Companies Act 2006, as amended (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised, during the period beginning on the date of the passing of this resolution and ending on the conclusion of the next annual general meeting of the Company or, if sooner, on 11 August 2027, to: 17.1 make political donations to political parties or independent election candidates or both not exceeding £100,000 (or its equivalent in another currency) in total; 17.2 make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and 17.3 incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total, in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs 17.1, 17.2 and 17.3 of this Resolution 17 during the period commencing on the date of the passing of this resolution and ending at the earlier of the conclusion of the Company’s next annual general meeting or, if sooner, 11 August 2027, shall not exceed £100,000 (or its equivalent in another currency) in total. Ordinary resolution: Authority to allot shares 18 THAT the directors be generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to allot: 18.1 ordinary shares of US$0.10 each in the Company and to grant rights to subscribe for, or to convert any security into, ordinary shares in the Company (“Relevant Securities”), up to a maximum aggregate nominal amount of US$6,150,953.60; and 18.2 Relevant Securities comprising equity securities (within the meaning of section 560 of the Act) up to a further aggregate nominal amount of US$6,150,953.60 in connection with an offer by way of a rights issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 6 shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 18.3 special voting shares of US$0.000001 each and to grant rights to subscribe for, or to convert any security into, special voting shares, up to a maximum aggregate nominal amount of US$123.10, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 11 August 2027, but in each case the Company may, before such expiry, make an offer or agreement which would or might require Relevant Securities or special voting shares (as applicable) to be allotted after this authority expires and the directors may allot Relevant Securities or special voting shares (as applicable) in pursuance of such offer or agreement as if this authority had not expired. This authority is in substitution for all previous unutilised authorities given to the directors pursuant to section 551 of the Act, save to the extent that those authorities are exercisable pursuant to section 551(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date. Special resolution: Disapplication of pre-emption rights 19 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to section 570 and section 573 of the Act to allot equity securities (within the meaning of section 560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if section 561(1) of the Act did not apply to such allotment, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 11 August 2027. This power shall be limited to: 19.1 the allotment of equity securities (within the meaning of section 560 of the Act) in connection with an offer of equity securities (including, without limitation, under a rights issue, open offer or similar arrangement, save that in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only) in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 19.2 the allotment of equity securities otherwise than pursuant to paragraph 19.1, up to an aggregate nominal amount of US$1,845,286.10, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power is in substitution for all previous unutilised powers given to the directors pursuant to section 570 and section 573 of the Act, save to the extent that those powers are exercisable pursuant to section 570(4) and section 573(3) of the Act by reason of any offer or agreement made prior to the date of the resolution which would or might require equity securities to be allotted on or after that date. This power applies in relation to a sale of treasury shares which is an allotment of securities by virtue of section 560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 7 20 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to section 570 and section 573 of the Act, in addition to any power granted under Resolution 19, to allot equity securities (within the meaning of section 560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if section 561(1) of the Act did not apply to any such allotment, such power to be: 20.1 limited to the allotment of equity securities up to an aggregate nominal amount of US$1,845,286.10; and 20.2 used only for the purpose of financing (or refinancing, if the power is to be used within 12 months after the original transaction) a transaction which the directors determine to be either an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 11 August 2027, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power applies in relation to a sale of treasury shares which is an allotment of equity securities by virtue of section 560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted. Ordinary resolution: Company’s authority to purchase its own shares 21 THAT, for the purposes of section 694 of the Act, the terms of the share repurchase contracts to be entered into between the Company and one or more of the counterparties set out in the list annexed to such contracts (copies of which have been made available for inspection by members of the Company, both (i) at the Company’s registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the Act) of ordinary shares pursuant to any such contract, provided that the maximum aggregate number of ordinary shares hereby authorised to be purchased is 27,600,838, representing approximately 15% of the Company’s issued ordinary share capital (excluding treasury shares), and this authority (unless previously revoked, varied or renewed) shall expire at the end of the next annual general meeting of the Company or, if sooner, on 11 November 2027, except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of this authority and which will or may be completed or executed wholly or partly after such expiry, where the Company may make a purchase of ordinary shares in pursuance of any such contract or contracts. Special resolution: Adoption of new articles of association 22 THAT, with effect from the conclusion of the AGM, the amended articles of association of the Company produced to the AGM be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association of the Company. By order of the Board Pierfrancesco Boccia Company Secretary 2 April 2026 Registered office: 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS Registered in England and Wales with company number 09127533

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 8 Explanatory notes to the resolutions The business of the meeting is set out in the resolutions on pages 4 to 7. The purpose of each resolution is explained below. Resolution 1 Annual Report and Accounts The Act requires that the directors of the Company lay the Annual Report and Accounts before the Company in general meeting. The Board asks that shareholders receive and adopt the Annual Report and Accounts which were published and made available to shareholders together with this Notice of AGM. Resolution 2 Directors’ remuneration report The Board must put a resolution to shareholders at the AGM to approve the directors’ remuneration report (other than the part relating to the directors’ remuneration policy), which forms part of the Annual Report and Accounts. As in previous years, this resolution is advisory in nature and the directors’ entitlement to remuneration is not conditional on the resolution being passed. The Company’s auditors for the financial year ended 31 December 2025 have audited those parts of the directors’ remuneration report that are required to be audited and their report relating to the directors’ remuneration report can be found in the Annual Report and Accounts. The directors’ remuneration policy was approved by shareholders at the annual general meeting held on 14 May 2024 and is therefore not required to be put to shareholders for approval at this year’s meeting. In accordance with the Act, it will be put to shareholders for approval again no later than at the annual general meeting in 2027. The full remuneration policy can be found in the Annual Report and Accounts (pages 63 to 73), as well as the annual report and accounts for the financial year ended 31 December 2024 (pages 65 to 75) and 31 December 2023 (pages 69 to 82) available at the “Investors” section of the Company’s website (www.brightstarlottery.com). Resolutions 3 to 14 Continued appointment of existing directors The Board currently has 13 directors (comprising an Executive Chair (who is an executive director), a Lead Independent Director (who is also Vice Chair and a non-executive director), two other executive directors and nine other non-executive directors), whose experience and expertise are derived from a range of industries, sectors and who possess personal characteristics that provide an invaluable and diverse perspective on the Company’s business. Each of the directors in office, other than Mariangela Zappia, underwent the Company’s customary annual performance evaluation in November 2025. In February 2026, the Board (with the support of the nominating and corporate governance committee of the Board) reviewed the size and composition of the Board and its committees and appointed Mariangela Zappia as an independent non-executive director effective 19 February 2026. Having assessed the outcome of the November 2025 evaluation and subsequent review in February 2026, the Board is satisfied that each director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors, including Mariangela Zappia, remains independent in both character and judgement, and that there are no relationships or circumstances likely to affect their independence. In the interests of good corporate governance, the Board determines that it is in the best interests of the Company and its shareholders as a whole to put forward the directors for a shareholder vote to approve their continued appointment as directors of the Company. Members are asked to vote on the continued appointment of all directors, except Max Chiara who will step down as a director of the Company from the conclusion of the AGM, and these resolutions therefore seek shareholder approval for the continued appointment of these individuals, each such person having confirmed their willingness to continue in office.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 9 Full biographical details of the individuals whose continuing appointment as directors of the Company is to be approved, including their professional experience, education and professional credentials, can be found in the Annual Report and Accounts (Directors’ Report – Governance) accompanying this document (pages 47 to 50) and on the Company’s website (ir.brightstarlottery.com/esg/board-of-directors). Resolutions 15 and 16 Re-appointment and remuneration of auditors The Company has to appoint the auditors at each general meeting at which its accounts are presented, to hold office until the end of the next meeting of that type. Pursuant to Resolution 15, the Board proposes the re- appointment of PricewaterhouseCoopers LLP as the Company’s auditors to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting at which the annual report and accounts are laid before the Company. Resolution 16 follows best practice in corporate governance by separately seeking authority for the Board or its audit committee to determine the auditors’ remuneration. Resolution 17 Political donations and expenditure The Act requires shareholder approval for donations by companies to political parties or other political organisations, or any political expenditure. The Act defines donation in this context very broadly, as a result of which the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act. The authority conferred by Resolution 17 will expire at the end of the next annual general meeting or, if sooner, on 11 August 2027. Resolution 18 Authority to allot shares Under the Act, the directors may allot shares (or grant certain rights over shares) only if they are authorised to do so by the Company’s articles of association or with the authority of shareholders in a general meeting (other than pursuant to an employee share scheme within the meaning of the Act). Resolution 18, which will be proposed as an ordinary resolution, renews the directors’ authority to allot shares which was granted at the 2025 annual general meeting. Paragraphs 18.1 and 18.2 of Resolution 18 authorise the directors to allot ordinary shares up to a maximum nominal amount of US$6,150,953.60 and up to a further maximum nominal amount of US$6,150,953.60 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the Company’s issued ordinary share capital (excluding treasury shares) on 24 March 2026. These limits are in accordance with guidelines issued by the Investment Association. In addition, paragraph 18.3 of Resolution 18 authorises the directors to allot special voting shares up to a maximum nominal amount of US$123.10. This authority is required because the Company’s articles of association stipulate that, if there is an allotment of ordinary shares, then there must also be a simultaneous allotment of special voting shares, so that the aggregate number of ordinary shares in issue is equal to the aggregate number of special voting shares in issue. The directors have no current intention of exercising the authorities sought in paragraphs 18.1 and 18.2 of Resolution 18, other than pursuant to the Company’s equity incentive plan reserved for employees and directors

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 10 of the Company and its subsidiaries. However, the directors believe it to be in the best interests of the Company to maintain the flexibility that these authorities provide. If the directors do exercise these authorities, the directors intend to follow best practices as regards their use, as recommended by the Investment Association. The directors have no intention of exercising the authority sought in paragraph 18.3 of Resolution 18 other than in conjunction with an issue of ordinary shares, to ensure compliance with the requirement in the Company’s articles of association as noted above. The authority conferred by Resolution 18 will expire at the end of the next annual general meeting or, if sooner, on 11 August 2027. Resolutions 19 and 20 Disapplication of pre-emption rights Directors wishing to allot any ordinary shares, grant rights over ordinary shares, or sell ordinary shares held in treasury, in each case for cash (other than pursuant to an employee share scheme within the meaning of the Act), must first offer them to existing shareholders in proportion to their existing holdings. These are known as pre- emption rights. The special voting shares are not subject to these pre-emption rights, because they do not qualify as “equity securities” for the purposes of section 560 of the Act. Resolutions 19 and 20, which will be proposed as special resolutions, are intended to renew the disapplication of these statutory pre-emption rights which were granted at the 2025 annual general meeting. Resolutions 19 and 20 will give the directors power to allot ordinary shares without the application of statutory pre- emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements (save that, in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only); second, in relation to the allotment of equity securities for cash up to a maximum aggregate nominal amount of US$1,845,286.10 (representing approximately 10% of the nominal value of the Company’s issued ordinary share capital (excluding treasury shares) on 24 March 2026); and third, in relation to an acquisition or other capital investment as defined by the Pre-emption Group’s Statement of Principles (the “Principles”), an additional aggregate nominal amount of US$1,845,286.10 (also representing approximately 10% of the nominal value of the Company’s issued ordinary share capital (excluding treasury shares) on 24 March 2026). These limits are in accordance with guidelines issued by the Pre-emption Group and the Investment Association. The directors have no current intention of exercising these powers, other than pursuant to the Company’s equity incentive plan reserved for employees and directors of the Company and its subsidiaries. However, in certain circumstances, it may be in the best interests of the Company to allot shares for cash or grant rights over shares (other than pursuant to an employee share scheme within the meaning of the Act) without first offering them proportionately to existing shareholders, and the powers in Resolutions 19 and 20 give the directors flexibility to take advantage of business opportunities that may arise. Where applicable and to the extent reasonably practicable and permitted by law, the directors intend to adhere to the provisions in the Principles when exercising the authority to allot shares for cash on a non pre-emptive basis pursuant to the power in Resolution 19 or Resolution 20. The powers sought and limits set by these resolutions will also apply to a sale by the Company of any shares it holds as treasury shares. The authority conferred by these resolutions will expire at the end of the next annual general meeting or, if sooner, on 11 August 2027.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 11 Resolution 21 Company’s authority to purchase its own shares As the Company is an English public limited company that has its ordinary shares listed only on the NYSE, under the Act, the Company may only conduct repurchases of its ordinary shares in accordance with specific procedures for “off-market” purchases of such shares. As such, these repurchases may only be made pursuant to a form of share repurchase contract, the terms of and counterparties to which have been approved by the Company’s shareholders in accordance with section 694 of the Act. Resolution 21, which will be proposed as an ordinary resolution, renews the Company’s authority to purchase its own shares which was granted at the 2025 annual general meeting. Resolution 21 will authorise the Company to purchase up to 27,600,838 ordinary shares, representing approximately (but not exceeding) 15% of the Company’s issued ordinary share capital (excluding treasury shares) on 24 March 2026. In line with the authorization granted at the 2025 annual general meeting, the Company may make repurchases in pursuance of a contract concluded before the expiry of the 2026 annual general meeting authorization which will be completed or executed partly after such expiry. The Company is also seeking approval of the forms of share repurchase contract, the terms of and counterparties pursuant to which the Company may conduct the purchase of its ordinary shares. The share repurchases may only be effected through off-market share purchases, including (i) pursuant to Rule 10b5-1 and/or Rule 10b-18 plans; (ii) by way of accelerated share repurchase programs; and (iii) by way of tender offers. Rule 10b5-1 and/or Rule 10b-18 plans The five sets of Rule 10b5-1 and Rule 10b-18 share repurchase contracts, each consisting of a “Rule 10b-18 Repurchase Contract” and a “Rule 10b5-1 Repurchase Plan”, are in the same form as approved by shareholders at the 2025 annual general meeting. Purchases will be in accordance with Rule 10b-18 of the Securities Exchange Act 1934 (the “Exchange Act”). • The proposed forms of Rule 10b-18 Repurchase Contract each provide that the counterparty will purchase ordinary shares on the NYSE and/or other U.S. equity trading markets at such prices and in such quantities as the Company may instruct from time to time, in accordance with Rule 10b-18 of the Exchange Act. • The proposed forms of Rule 10b5-1 Repurchase Plan each provide that the counterparty will purchase up to specified dollar amounts of ordinary shares on the NYSE and/or other U.S. equity trading markets each day and/or during the term of the contract, if the Company’s ordinary shares are trading below a specified price, in accordance with Rule 10b-18 of the Exchange Act. The maximum price that shall be paid to purchase each ordinary share (exclusive of expenses) is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any such share repurchase contract). Accelerated share repurchase (“ASR”) Pursuant to the ASR agreement, the Company will purchase its ordinary shares from one or more investment banks on an accelerated and structured basis and at a price or prices as provided therein and subject to any adjustments as provided for therein. In an ASR transaction, the counterparty borrows a substantial portion of the total number of shares expected to be repurchased by the Company thereunder for initial delivery to the Company at the beginning of the ASR’s term. The final number of shares to be deliverable to the Company will be determined at the final settlement date at the end of the ASR term. The Company’s per share repurchase price will be based on a measure of the volume weighted average market price of the shares during the ASR term. The ASR transaction will be documented as an equity derivative transaction under a “long-form” ISDA-based confirmation (which may include component master and supplemental confirmations and will incorporate terms from an ISDA master agreement and ISDA-published definitions) specifically governing the ASR transaction. The two forms of ASR agreement are substantially in the same form as approved by shareholders at the 2025 annual general meeting.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 12 Tender offer Pursuant to the option framework agreement, the counterparty will purchase, as principal, from shareholders of the Company shares tendered in one or more tender offers. The counterparty has the right to require the Company to purchase the tendered shares from the counterparty, and vice versa, the Company also has the right to require the counterparty to sell the tendered shares to the Company, all in accordance with the terms of the option framework agreement and the related Master Put/Call Agreement. The two forms of option framework agreement are in the same form as approved by shareholders at the 2025 annual general meeting. The Master Put/Call Agreement grants to the counterparty thereto the option to require the Company to purchase, and grants to the Company the option to require the counterparty to sell the Company’s ordinary shares owned by the counterparty in consideration of the payment by the Company to the counterparty of an amount in cash, which may include a premium over the price paid by such counterparty for such shares. Each Master Put/Call Agreement permits multiple exercises of the options granted pursuant to it. Each Master Put/Call Agreement may be used in connection with transactions described in the previous paragraph and related transactions. The two forms of Master Put/Call Agreement are in the same form as approved by shareholders at the 2025 annual general meeting. All forms of the contract provide that the counterparty will purchase the shares as principal and sell any shares purchased to the Company, in order to comply with the requirements of the Act. A list of counterparties is annexed to the forms of share repurchase contract. The counterparties are banks, investment banks and/or brokers. If the directors determine that ordinary shares should be repurchased, one or more of the counterparties would be chosen to acquire shares and sell them on to the Company in accordance with the terms of one or more repurchase contracts in the form approved. Under the Act, any shares owned by the counterparty pursuant to the Master Put/Call Agreements and the forms of share repurchase contract being voted upon cannot be counted towards determining whether the resolution approving the Master Put/Call Agreements and the forms of share repurchase contract has been passed. Approval of the forms of contract and counterparties are not an approval of any specific share repurchase transaction. As the directors are committed to managing the Company’s capital effectively, the directors will determine, within the limits set forth by the authorisation and in accordance with applicable law, the manner, timing and conditions, including amounts involved, of any share repurchases by establishing specific share repurchase programs authorizations, which may include Rule 10b5-1 and/or Rule 10b-18 repurchases, accelerated share repurchases, tender offers and/or related repurchases under Master Put/Call Agreements. Any such share repurchases will depend on a variety of elements, including the Company’s business plans, financial performance and market conditions, and will be subject to applicable corporate laws, securities laws and stock exchange rules. There can be no assurance as to whether the Company will repurchase any of its shares or as to the amount of any such repurchases or the prices at which such repurchases may be made, subject to the limitations set out in the resolution and summarised above. The directors will exercise this authority only where they consider that such repurchases will be in the best interests of the Company and its shareholders. The authority conferred by Resolution 21 will expire at the end of the next annual general meeting or, if sooner, on 11 November 2027. As required by the Act, the forms of the share repurchase contract and the list of proposed counterparties will be available for inspection by members of the Company at the registered office of the Company. Please refer to note 2 of the Notes to the Notice of AGM for further details.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 13 Resolution 22 Adoption of new articles of association It is proposed that the Company adopts new articles of association (the “New Articles”), in place of its existing articles of association, with effect from the conclusion of the AGM. The substantive changes being introduced in the New Articles are summarised in Appendix A of this document. These proposed changes primarily aim to increase the Company’s flexibility in respect of certain matters, reflect developments in market practice since the Company’s articles of association were last amended, and clarify certain provisions in the existing articles. A copy of the New Articles, marked against the Company’s current articles to show all proposed changes, will be available for inspection at the Company’s registered office during usual business hours from the date of this document and until the conclusion of the AGM, and at the venue of the AGM for at least 15 minutes prior to and during the AGM.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 14 Notes to the Notice of AGM 1 Record date To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3.00 p.m. (BST) on 8 May 2026 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares and special voting shares, if any, registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM. 2 Publication of information A copy of the New Articles, marked against the Company’s current articles to show all proposed changes, will be available for inspection at the Company’s registered office during usual business hours from the date of this document and until the conclusion of the AGM, and at the venue of the AGM for at least 15 minutes prior to and during the AGM. Further, the following documents will be available for inspection at the Company’s registered office during usual business hours for not less than 15 days ending with the date of the AGM (including at the meeting): a. the forms of share repurchase contract, being: • the forms of Master Put/Call Agreement; • the forms of Rule 10b-18 repurchase contracts and Rule 10b5-1 repurchase plans; • the forms of ASR Master Confirmation; and • the forms of Option Framework Agreement; and b. the list of proposed counterparties. In order to allow for appropriate preparations to be made for your visit, you are recommended to notify the Company of your intention to attend the Company’s registered office to inspect the documents above by writing to AGM@ brightstarlottery.com 48 hours before your intended inspection time. A copy of the Notice of AGM can be viewed on the Company’s website (ir.brightstarlottery.com/events- and-presentations/annual-meeting). 3 Voting arrangements Voting on each of the resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more representative, as shareholder votes are counted according to the number of shares held by each shareholder that votes on the relevant resolution. Therefore, every qualifying member present in person, by proxy or by corporate representative and entitled to vote on the resolutions will have one vote in respect of each ordinary share. The issued special voting shares carry a voting right of 0.9995 each. The special voting shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at ir.brightstarlottery.com/esg/governance-documents) will be entitled to direct the Nominee to exercise the vote of any special voting shares associated with their ordinary shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. The special voting shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the resolutions to the extent that a participant has either not elected to participate in the Loyalty Plan or has not directed how such shares should be voted by the Nominee. The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the resolutions will be published on the Company’s website (ir.brightstarlottery.com/events-and- presentations/annual-meeting), and filed with the U.S. Securities and Exchange Commission as soon as practicable following the AGM. 4 Corporate shareholders A shareholder that is a company or other organisation not having a physical presence (whether or not a company within the meaning of the Act) cannot attend in person and must therefore

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 15 appoint someone to represent it. Company law provides for two alternative methods to do this: the appointment of a proxy (described in paragraph 8) or a corporate representative. Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member: a. if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and b. if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised. Corporate shareholders considering the appointment of a corporate representative are recommended to check their legal position and also view the Company’s articles of association, available at ir.brightstarlottery.com/esg/governance- documents. Corporate representatives wishing to attend the AGM are recommended to pre-register with the Company’s registrars, Computershare, and then arrive at the registration desk in good time before the start of the meeting, particularly if representing a number of different holdings. Typically, this might need to be at least 30 minutes before the start of the meeting. 5 Publication request Under section 527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: a. the audit of the Company’s annual report and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or b. any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which the annual report and accounts were laid in accordance with section 437 of the Act, that the shareholders propose to raise at the next annual general meeting of the Company. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 and section 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website. 6 Asking questions Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting, but no such answer need be given if: a. to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; b. the answer has already been given on a website in the form of an answer to a question; or c. it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. 7 Beneficial owners If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form. If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM. For beneficial owners who hold ordinary shares in street name, Cede & Co. (nominee of the Depository Trust Company) is listed as the registered owner on the records of the Company maintained by Computershare, the Company’s registrar and transfer agent.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 16 Paragraphs 8 to 13 (inclusive) on proxy provisions relate to shareholders registered in the register of shareholders only. 8 Appointment of proxies If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form. A proxy form which may be used to make such appointment and give proxy directions accompanies this Notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419. A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the chairperson of the meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM, you will need to appoint your own choice of proxy (not the chairperson of the meeting) and give your instructions directly to them. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419. If you do not give your proxy an indication of how to vote on a resolution, your proxy will vote (or abstain from voting) on that resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant resolution. The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9 Appointment of proxy using hard copy proxy form The notes to the hard copy proxy form explain how to direct your proxy to vote on each resolution or abstain from voting. To be valid, the hard copy proxy form must be: a. completed and signed; b. sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. BOX 43101, Providence, RI 02940-5067; and c. received by no later than 3.00 p.m. (BST) on 8 May 2026. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form. 10 Electronic proxy appointments Instead of mailing a hard copy proxy form, you may choose one of the electronic proxy appointment methods outlined below to appoint the chairperson of the meeting as your proxy: a. by electronic means at www.investorvote.com/BRSL; or b. within the USA, U.S. territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch tone telephone. Proxies submitted by the internet or telephone must be received by 3.00 p.m. (BST) on 8 May 2026. The contact details set out in paragraphs 9 and 10 must not be used for any other purposes unless expressly stated. 11 Appointment of proxy by joint shareholders In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 17 12 Changing proxy instructions To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form. When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share. 13 Termination of proxy appointments In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. BOX 43101, Providence, RI 02940- 5067. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later than 3.00 p.m. (BST) on 8 May 2026. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, then your proxy appointment will remain valid. Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated. 14 Communications Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this Notice of AGM, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated. 15 Total voting rights As of 24 March 2026, being the latest practicable date before the publication of this Notice of AGM, the issued share capital of the Company consisted of: a. 184,528,609 ordinary shares, each carrying one vote at a general meeting; b. 25,440,312 ordinary shares held in treasury representing 12.12% of issued ordinary share capital and carrying no voting rights; c. 209,968,921 special voting shares, each carrying 0.9995 votes at a general meeting; and d. 50,000 sterling non-voting shares of £1 each. The total number of voting rights in the Company as at that date was therefore 394,392,546. 16 Proof of identity Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy, please make this fact known on admission to the AGM to Computershare personnel.

Brightstar Lottery PLC Notice of Annual General Meeting 2026 | 18 Appendix A Summary of proposed changes to the articles of association of the Company The following is a summary of the principal changes proposed to be made in the New Articles, which are intended to replace the Company’s existing articles of association, which were last amended on 25 June 2020. The substantive changes being proposed in the New Articles are summarised below. Other changes, which are of a minor, technical or clarifying nature, have not been summarised. A copy of the New Articles, marked against the Company’s current articles to show all proposed changes, is available for inspection as set out in the explanatory note in respect of Resolution 22 in this Notice of AGM. Unless otherwise stated, all article references below relate to article references in the New Articles. Company name The name of the Company, which has changed since the current articles were adopted, has been updated throughout the New Articles. Proposing directors’ written resolutions (Article 22) The provision prescribing requirements for a notice of a proposed directors’ written resolution has been removed to align with current practice and provide greater flexibility to the Company. Termination of a director’s appointment (Article 27) The reference to any “gaming” regulatory authority has been removed further to reflect the current nature of the Company’s business. Meeting security and safety (Article 37) In line with current practice, Article 37 has been updated to widen the basis on which security restrictions can be exercised at general meetings. Further, the scope of such provisions has been extended to capture safety considerations. Chairing general meetings (Article 39) Article 39 has been updated to clarify the process for appointing a replacement chair at a general meeting. Adjournment if quorum present (Article 43) In line with current practice, certain provisions have been added to Article 43 to clarify the validity of business conducted, should a meeting be adjourned, and to empower the chair of the meeting to have discretion to specify a point in time in the meeting, earlier than the time of adjournment, up to which the business conducted at that meeting is valid. Voting: General (Article 46) Article 46 has been updated to clarify the voting rights of proxies for decisions at a meeting taken on a poll. Disclosure of interests in shares (Article 59) Updates have been made to Article 59 to bring such provisions in line with the current UK Disclosure Guidance and Transparency Rules.